Form 10-K, Exhibit 13
period 1994-10-29
DUPLEX PRODUCTS INC
filed 1995-01-27
CIK 30547

                                                                      EXHIBIT 13


                      CONSOLIDATED STATEMENT OF OPERATIONS

For years ended (In thousands, except per-share data)
                                               OCTOBER 29, 1994   October 30, 1993   October 31, 1992
                                              ------------------  ----------------   ----------------
NET SALES                                            $265,791          $258,867          $270,093
Cost of goods sold                                    204,062           194,977           201,853
                                                     --------          --------          --------
GROSS PROFIT                                           61,729            63,890            68,240
Selling, general, and administrative
  expenses                                             66,020            61,039            63,119
Restructuring costs                                    10,500             1,500             7,000
                                                     --------          --------           -------
OPERATING PROFIT (LOSS)                               (14,791)            1,351            (1,879)
Other income (expense)
 Interest expense                                        (469)             (590)             (712)
 Investment income                                        491               632               901
 Other                                                     22               838               376
                                                      -------           -------            ------
                                                           44               880               565
                                                      -------           -------            ------
EARNINGS (LOSS) BEFORE INCOME TAXES
 AND ACCOUNTING CHANGES                               (14,747)            2,231            (1,314)
Provision for income taxes (credits)                   (5,704)              777              (751)
                                                      -------           -------            ------
EARNINGS (LOSS) BEFORE ACCOUNTING CHANGES              (9,043)            1,454              (563)
Cumulative effect of accounting changes                (7,084)            1,000                --
                                                      -------           -------            ------
NET EARNINGS (LOSS)                                  $(16,127)         $  2,454          $   (563)
                                                      =======           =======            ======
EARNINGS (LOSS) PER SHARE BEFORE
 ACCOUNTING CHANGES                                  $  (1.19)         $   0.19          $  (0.07)
Cumulative effect of accounting changes                 (0.93)             0.13                --
                                                     --------           -------          --------
NET EARNINGS (LOSS) PER SHARE                        $  (2.12)         $   0.32          $  (0.07)
                                                     ========          ========          ========

The following pro forma information reflects the Company's results for 1993 and 1992 as if the revenue recognition change discussed in note 1 to the consolidated financial statements had been retroactively applied.

For years ended (In thousands, except per-share data)
                                                               October 30, 1993       October 31, 1992
                                                               ----------------       ----------------
Net earnings (loss)                                                      $1,966                  $(462)
Net earnings (loss) per share                                              0.25                  (0.06)

The notes to consolidated financial statements on pages 18-25 are an integral part of this statement.

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands)                                              OCTOBER 29, 1994     October 30, 1993
- -----------------                                           ----------------     ----------------
ASSETS
CURRENT ASSETS
  Cash and equivalents                                         $  16,337         $  18,419
  Accounts and notes receivable (note 2)                          48,046            76,021
  Inventories (note 3)                                            27,530             9,107
  Income tax refund receivable                                     2,998             1,537
  Deferred income taxes (note 8)                                  10,245             3,500
                                                               ---------         ---------
    TOTAL CURRENT ASSETS                                         105,156           108,584
PROPERTY, PLANT, AND EQUIPMENT--NET (NOTE 4)                      37,000            44,511
OTHER ASSETS                                                       4,052             2,964
                                                               ---------         ---------

TOTAL ASSETS                                                    $146,208          $156,059
                                                               =========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt (note 5)                   $   1,222        $    1,562
  Accounts payable                                                11,526            10,505
  Accrued expenses (note 7)                                       20,894            13,145
                                                               ---------         ---------
    TOTAL CURRENT LIABILITIES                                     33,642            25,212
                                                               ---------         ---------
LONG-TERM DEBT (NOTE 5)                                            5,928             7,150
                                                               ---------         ---------
DEFERRED LIABILITIES AND CREDITS
  Compensation plan cost                                           2,411             2,328
  Income taxes (note 8)                                            4,148             3,972
  Other                                                               40               134
                                                               ---------         ---------
    TOTAL DEFERRED LIABILITIES AND CREDITS                         6,599             6,434
                                                               ---------         ---------
SHAREHOLDERS' EQUITY
  Common stock (8,304 and 8,449 shares
   issued, respectively)                                           8,304             8,449
  Additional paid-in capital                                       4,333             5,854
  Common stock held in treasury                                   (5,809)           (5,809)
  Unamortized value of restricted stock issued                      (648)           (1,217)
  Retained earnings                                               93,859           109,986
                                                               ---------         ---------
    TOTAL SHAREHOLDERS' EQUITY (NOTES 9, 10, AND 11)             100,039           117,263
                                                               ---------         ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $146,208          $156,059
                                                               =========         =========

The notes to consolidated financial statements on pages 18-25 are an integral part of this statement.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

For years ended (In thousands)                         OCTOBER 29, 1994    October 30, 1993    October 31, 1992
- ------------------------------                         ----------------    ----------------    ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)                                            $(16,127)     $  2,454        $     (563)
Adjustments to reconcile net earnings (loss) to
  cash provided (used) by operating activities
    Depreciation and amortization                                 5,613         6,578             7,183
    Restructuring costs                                          10,500         1,500             7,000
    Deferred income taxes                                        (6,569)          485            (2,613)
    Deferred investment credits                                     (94)         (122)             (166)
    Provision for doubtful accounts                                 348           256               196
    Gain on sale of fixed assets                                   (115)         (732)             (370)
    (Increase) decrease in accounts and notes receivable         27,627        (8,261)            3,214
    (Increase) decrease in inventories                          (18,423)        1,399             2,153
    Increase in income tax refund receivable                     (1,461)       (1,537)               --
    Increase (decrease) in accounts payable                       1,021         1,155              (939)
    Decrease in accrued restructuring costs                      (3,759)       (4,921)           (1,771)
    Increase (decrease) in other accrued expenses                 1,008          (905)           (2,263)
    Decrease in income taxes                                         --            --            (1,426)
    Other operating activities                                      646         1,328               574
                                                               --------      --------           -------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                    215        (1,323)           10,209
                                                               --------      --------           -------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                             (2,848)       (3,716)           (4,919)
Net proceeds from sale of assets                                  3,528         3,715               459
                                                               --------      --------           -------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                    680            (1)           (4,460)
                                                               --------      --------           -------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                      (1,562)       (1,731)           (2,117)
Dividends paid                                                       --            --            (3,729)
Restricted stock repurchased--net                                (1,415)         (852)             (216)
                                                               --------      --------           -------
NET CASH USED BY FINANCING ACTIVITIES                            (2,977)       (2,583)           (6,062)
                                                               --------      --------           -------
DECREASE IN CASH AND EQUIVALENTS DURING YEAR                     (2,082)       (3,907)             (313)
Cash and equivalents at beginning of year                        18,419        22,326            22,639
                                                               --------      --------           -------
CASH AND EQUIVALENTS AT END OF YEAR                             $16,337       $18,419           $22,326
                                                               ========      ========           =======
Other cash flow information
Cash paid for interest                                          $   509       $   637           $   783
Cash paid for income taxes                                           --           103             3,621

The notes to consolidated financial statements on pages 18-25 are an integral part of this statement.

                     MANAGEMENT'S DISCUSSION OF OPERATIONS

The Company reported a net loss of $16.1 million ($2.12 per share) in 1994 compared with net income of $2.5 million ($0.32 per share) in 1993 and a net loss of $0.6 million ($0.07 per share) in 1992. Two important factors should be considered in assessing the Company's results over the past three years--restructuring provisions and the effect of accounting changes. Each of these factors is discussed below.

- -- Restructuring provisions of $10.5 million, $1.5 million, and $7.0 million before taxes were recorded in 1994, 1993, and 1992, respectively. These provisions were made to cover costs of programs designed to enhance the Company's competitiveness by closing, downsizing, and streamlining certain production, service, sales, and administrative facilities. See note 7 to the consolidated financial statements for further information on restructuring.

- -- In 1994, the Company changed its revenue recognition policy for certain custom forms. The Company elected to make this change, which increased the net loss for the year by $7.7 million, because it more accurately reflects current operations and is expected to improve cash flow. Note 1 to the consolidated financial statements contains additional information regarding this change. Accounting changes also included the 1993 adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which had the effect of increasing net earnings by $1.0 million.

Excluding the effect of the above restructuring provisions and accounting changes, 1994's net loss was $2.0 million ($0.26 per share) as contrasted with net income in 1993 and 1992 of $2.4 million ($0.31 per share) and $3.7 million ($0.48 per share), respectively. The decline in profitability in 1994 from 1993 resulted principally from above-normal price discounting, significant increases in bond paper costs, and higher selling expenses. These items were partially offset by higher sales, improved manufacturing productivity, and margin gains associated with the outsourcing of certain products. Comparing performance in 1993 with 1992, earnings dropped primarily because of a decline in revenues and higher paper costs, which were partially offset by productivity gains in manufacturing and administrative cost reductions.

Net sales during 1994 totaled $265.8 million, up 3% from $258.9 million in 1993, which was 4% lower than in 1992. The sales gain in 1994 represented the first year-over-year increase since 1989. The 1994 improvement primarily reflected higher label, custom unit set, and electronic printing and mailing revenues, with volume gains more than offsetting the impact of higher-than-normal price discounting. Net sales in 1993 were down from 1992 primarily because of a decline in physical volume of shipments, principally reflecting a reduction in demand for continuous forms, offset, in part, by higher label and cutsheet volume.

The U.S. business forms market (approximately $8 billion currently) has declined moderately over the past three years. This reflects a reduction in the use of paper-based business information systems and growing utilization of laser printers, personal computers, and other office automation technologies. Deflationary pricing conditions in some product lines also have affected revenues during this period, reflecting over-capacity and a heightened level of competitiveness in the forms industry. Demand for continuous forms and unit sets, in particular, has dropped, while revenues for pre-printed cutsheets, pressure-sensitive labels, and forms management, distribution, and reporting services have increased.

The Company's historical marketing strategy involved selling business forms to a broad variety of industry segments. Duplex is now transitioning to a markets served strategy in which it will provide a wide spectrum of custom services along with paper and electronic-based solutions to accommodate the efficient and cost-effective flow of business information within specific market areas. Consistent with this change in direction, the Company, in 1994, expanded its electronic printing and mailing centers in Chicago, Illinois and Baltimore, Maryland, and established a West Coast facility through the acquisition of certain assets of Statement Technologies, Inc. based in Sacramento, California. In addition, a broad range of new services and technologies have been added recently to complement the existing spectrum of traditional business forms, including personal computer-based requisitioning software, forms automation solutions, a check fraud prevention program, and information process analysis.

                    MANAGEMENT'S DISCUSSION OF OPERATIONS

Gross profit as a percentage of net sales was 23.2% in 1994 compared with 24.7% in 1993 and 25.3% the previous year. The gross margin rate decline in 1994 was due primarily to lower selling prices and increases in material costs, particularly paper, which were partially offset by improved manufacturing productivity and the positive impact of increased outsourcing of products. The drop in the gross margin ratio in 1993 versus 1992 was driven primarily by paper cost increases, partially offset by manufacturing productivity gains as well as the benefits of product outsourcing.

Over the past three years, the Company significantly reduced manufacturing and operating expenses by closing down six plants, streamlining various business service centers, and reducing administrative employment. These actions resulted in a 27% reduction in the total number of Company employees.

During the 1992-1994 period, the Company expanded its program of using outside strategic partners to provide products that are not cost competitive to manufacture in-house. Reflecting this, sales of outsourced products in 1994 ($69.3 million--26% of total revenues) increased 47% from 1993 and 71% from 1992, giving rise to improved margins.

During 1994, inroads were made in reducing paper waste, and efforts to improve plant labor productivity delivered good results. Also during the past year, a $6.0 million capital expenditure program to upgrade manufacturing equipment was initiated. This program, which will benefit material and labor cost productivity, will be completed in 1995.

The cost of paper, the Company's principal raw material, fluctuated dramatically in 1994, with bond paper prices increasing approximately 70% from May to December. Selling prices of Company products were adjusted to reflect these increases; however, pressure on margins continues, reflecting the highly competitive nature of the marketplace. While bond paper currently is in short supply, the Company expects to be able to meet customer requirements as a result of its long-standing relationship with suppliers and through adjustments to product mix.

Selling, general, and administrative expenses aggregated $66.0 million in 1994, an increase of $5.0 million from $61.0 million in 1993, which was $2.1 million lower than in 1992. The increase in 1994 reflected higher selling and training expenses and incremental costs related to the development and management of new products and services. In 1993, expenses decreased from 1992's level primarily as a result of reductions in employment levels at headquarters.

Other income was down $0.8 million in 1994 primarily because there was no counterpart to the 1993 gain on the sale of real estate and equipment associated with the closing of certain plants. Other income in 1993 ($0.9 million) was $0.3 million higher than in 1992 principally because of the level of gain related to the disposition of assets.

The 1994 income tax provision was a credit balance of $5.7 million ($3.1 million current; $2.6 million deferred), the current portion of which can be applied against prior years' taxable earnings. The effective tax rate for 1994 was a credit of 39% compared with a charge of 35% in 1993 and a credit of 57% in 1992. See note 8 to the consolidated financial statements for a reconciliation of the U.S. federal statutory tax rate with the effective tax rate.

           MANAGEMENT'S DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES

Net working capital at October 29, 1994 was $71.5 million compared with $83.4 million at the previous year-end. The current ratio at the end of 1994 remained strong at 3.1 to 1, although down from 4.3 to 1 at the conclusion of 1993. The decline in net working capital in 1994 was due primarily to the effect of the previously discussed revenue recognition change and increases in restructuring cost accruals. Management believes this lower level of working capital will be adequate to cover the Company's liquidity needs related to normal operations, both currently and in the foreseeable future. Sufficient resources are deemed to exist to support the Company's growth through a combination of currently available cash, cash to be generated from future operations, or additional short-term borrowings. The Company's total debt at the end of 1994 was $7.2 million compared with $8.7 million at the previous year-end. Total debt as a percentage of total capital was 6.7% at year-end 1994, 0.2 points lower than at the end of 1993.

Cash and equivalents aggregated $16.3 million at the end of 1994, down $2.1 million from year-end 1993. During 1994, the Company generated $0.2 million in cash from operating activities, up $1.5 million from 1993's usage of $1.3 million, which represented a $11.5 million drop compared with the previous year. Operating cash flow increased in 1994 from the prior year principally because of variations in accounts receivable levels (excluding the effect of the revenue recognition change), partially offset by the decline in earnings before restructuring costs and accounting changes. Higher accounts receivable at year-end 1993 was the main reason for the operating cash flow drop in 1993 compared with 1992.

Capital expenditures totaled $2.8 million in 1994 compared with $3.7 million and $4.9 million in 1993 and 1992, respectively. Expenditures for plant and equipment are expected to total about $7.5 million for 1995.

Net cash used by financing activities was $3.0 million in 1994, $2.6 million in 1993, and $6.1 million in 1992. Financing activities consumed less cash in 1993 than in 1992 primarily because of the absence of a counterpart to the dividend payment of $3.7 million made in 1992. Dividends were not declared in 1994.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands, except per-share data)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation. The consolidated financial statements represent the accounts of the Company and its wholly-owned subsidiary after elimination of intercompany transactions and balances.

Fiscal Year. The Company's fiscal year ends on the last Saturday in October. The fiscal years ended October 29, 1994, October 30, 1993, and October 31, 1992 contained fifty-two, fifty-two, and fifty-three weeks, respectively.

Revenue Recognition. The Company recognizes revenue when product is shipped or, for custom forms stored for future delivery, when manufacturing is complete and the product is invoiced, with payment due in the normal course of business. Prior to the year ended October 29, 1994, the Company recorded sales for certain stored custom forms upon completion of the production process and customer acceptance.

The Company changed the method of recognizing revenue for certain custom forms in order to better manage cash flow, increase the turnover of working capital, and lower costs associated with managing receivable levels. The Company believes this accounting policy change is preferable in that it more accurately reflects current operations.

This change had the effect of increasing the Company's 1994 net loss by $7,719 ($1.02 per share), which consisted of the cumulative effect of the change for periods prior to 1994 of $7,084 ($0.93 per share) plus its impact ($635, or $0.09 per share) on the 1994 loss before the accounting change.

Cash Equivalents. The Company considers all highly liquid debt instruments purchased with original maturities of three months and less to be cash equivalents.

Inventories. Inventories are stated as the lower of cost or market. Cost for substantially all of the Company's inventories is based on the last-in, first-out (LIFO) method.

Depreciation and Amortization. For financial reporting purposes, the cost of plant and equipment is depreciated primarily using the straight-line method over the estimated useful lives of the assets. Depreciation for income tax purposes is computed using accelerated methods.

Earnings per Share. Earnings per share are based on the weighted average number of common shares outstanding each period.

Fair Value of Financial Instruments. Recorded amounts for financial instruments approximate fair values.

NOTE 2--ACCOUNTS AND NOTES RECEIVABLE

The decline in the accounts and notes receivable balance from October 30, 1993 to October 29, 1994 occurred primarily because of the revenue recognition change discussed in note 1.

The Company's provision for doubtful accounts and notes receivable at October 29, 1994 and October 30, 1993 was $715 and $800, respectively.

NOTE 3--INVENTORIES


                      OCT. 29, 1994    Oct. 30, 1993
                      -------------    -------------
  Raw materials             $ 7,380          $10,341
  Work in process             2,419            2,652
  Finished goods             24,680            4,448
                            -------          -------
                             34,479           17,441
  Less revaluation to LIFO   (6,949)          (8,334)
                            -------          -------
                            $27,530          $ 9,107
                            =======          =======

The increase in finished goods inventories at October 29, 1994 compared with October 30, 1993 resulted principally from the revenue recognition change discussed in note 1.

The LIFO revaluation decreased $1,385 in 1994 compared with decreases of $55 and $702 in 1993 and 1992, respectively. The 1994 decrease resulted from price decreases totaling $2,034, which were partially offset by quantity increases of $649.

NOTE 4--PROPERTY, PLANT, AND EQUIPMENT



                                        Oct. 29, 1994     Oct. 30, 1993
                                        -------------     -------------
   ORIGINAL COST
    Land, improvements,
      and leaseholds                       $    2,393        $    3,476
    Buildings                                  25,944            31,238
    Machinery and equipment                    72,834            74,267
                                           ----------        ----------
                                              101,171           108,981
   LESS ACCUMULATED
    DEPRECIATION AND
    AMORTIZATION                              (64,171)         (64,470)
                                           ----------        ----------
                                           $   37,000        $   44,511
                                           ==========        ==========

Fixed assets ($1,333) which were idle as of October 29, 1994 were classified as other assets.

NOTE 5--DEBT

                                        Oct. 29, 1994     Oct. 30, 1993
                                        -------------     -------------
 MORTGAGE NOTES
  Interest rate                Maturities
  8-1/4% to 8-7/10%              1995-1997    $    790          $ 1,030
  2%                             1995-1997          60               82
  63% of prime rate (a)               1994          --              350
  75% of prime rate (a)          1995-2002       3,750            4,350
                                              --------         --------
                                                 4,600            5,812
  CAPITALIZED LEASE                              2,550            2,900
                                              --------         --------
                                                 7,150            8,712
  LESS CURRENT MATURITIES                       (1,222)         (1,562)
                                              --------         --------
                                              $  5,928         $  7,150
                                              ========         ========


(a) Prime rate at October 29, 1994 was 7-3/4%.

Aggregate amounts of long-term borrowings (excluding the capitalized lease) that mature during the next five years are as follows:

1995 ................  $872                    1998 ................   $600
1996 ................   883                    1999  ................   600
1997 ................   895

At October 29, 1994, a revolving line of credit of $10,000 was available to the Company. During 1994, the Company did not borrow under this credit facility, and related commitment fees were immaterial.

NOTE 6--LEASE COMMITMENTS

The Company has entered into operating leases for certain plant and office facilities and equipment which expire over the next eight years. Rental expenses under these leases aggregated $6,400, $6,110, and $6,021 in 1994, 1993, and 1992, respectively.

Shown below are minimal rental commitments under capitalized and operating leases at October 29, 1994.


                               Capitalized         Operating
                                     lease            leases
                               -----------         ---------
  1995                             $   533          $  7,485
  1996                                 508             6,373
  1997                                 483             4,947
  1998                                 458             3,108
  1999                                 433             1,717
  Later years                          898             2,274
                                   -------           -------
  Total minimum lease payments       3,313           $25,904
                                                     =======
  Less interest at 7.25%              (763)
                                   -------
 Present value of minimum
    lease payments                 $ 2,550
                                   =======

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollar amounts in thousands, except per-share data)


NOTE 7--ACCRUED EXPENSES

                         Oct. 29, 1994     Oct. 30, 1993
                         -------------     -------------
  Restructuring costs          $10,549           $ 3,808
  Compensation                   7,145             5,873
  Insurance                        800             1,200
  Other                          2,400             2,264
                               -------           -------
                               $20,894           $13,145
                               =======           =======

During the second quarter of 1994, the Company recorded a $12,000 pretax charge related to the restructuring of the Company's operations. The objectives of this program are to sharpen the Company's marketing and product focus, enhance cost competitiveness, improve margins, and streamline sales, manufacturing, and administrative functions.

The restructuring charge consisted of approximately $8,800 of anticipated cash payments related primarily to employee termination benefits associated with staff reductions totaling 15% of the employee workforce, and approximately $3,200 of non-cash write-downs of real estate and operating assets. In the fourth quarter of 1994, the Company reviewed the status of the restructuring plan, and decided to retain certain facilities which previously were planned to be relocated or closed. In addition, it was decided to expand the realignment of the sales and administrative organizations. Based on these decisions, the restructuring charge was reduced by $1,500 (affecting cash and non-cash amounts by $1,256 and $244, respectively). During 1994, cash payments of $1,688 were made, and non-cash transactions aggregated $214. The remaining expenditures and non-cash transactions are expected to occur over the next two years.

In the fourth quarter of 1993, a restructuring provision of $1,500 was established to cover severance and other costs associated with corporate staff reductions. Cash outlays in 1994 and 1993 totaled $677 and $770, respectively, and remaining expenditures of approximately $53 are anticipated to be incurred in 1995.

In the fourth quarter of 1992, a restructuring reserve of $7,000 was recorded to cover costs associated with closing two manufacturing plants and the scaling back of other operations. A summary of 1994 and 1993 cash and non-cash activity related to the provision appears in the following table.

                                   Cash Payments    Non-cash transactions
                                   -------------    ---------------------
   1994                                   $1,173                    $  --
   1993                                    3,576                      321

The Company expects to incur future expenditures of approximately $1,930, primarily related to long-term leases.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollar amounts in thousands except per-share data)


NOTE 8--INCOME TAXES
PROVISION FOR INCOME TAXES (CREDITS)

                                  Oct. 29,     Oct. 30,       Oct. 31,
For years ended                       1994         1993           1992
- ---------------                   --------     --------       --------
   CURRENT
    Federal                       $(3,203)      $  (427)       $ 1,453
    State                              55          (206)           508
    Puerto Rico                        47            25             18
                                  -------        ------        -------
                                   (3,101)         (608)         1,979
                                  -------        ------        -------
   DEFERRED
    Restructuring costs            (2,507)        1,368         (2,180)
    Insurance                         160           160             60
    Vacation pay                       80           153            264
    Investment tax credits            (94)         (122)          (166)
    Depreciation                      (57)          (92)          (344)
    Capital losses                     --            86             22
    Accrued expenses
       for closed offices              13            20            107
    Other                            (198)         (188)          (493)
                                  -------        ------        -------
                                   (2,603)        1,385         (2,730)
                                  -------        ------        -------
                                  $(5,704)       $  777        $  (751)
                                  =======        ======        =======

Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," was adopted in November 1992. The cumulative effect of adopting this new standard was recorded in the first quarter of 1993 ($1,000 increase in net earnings).


                                            Oct. 29,          Oct. 30,
For years ended                                 1994              1993
- ---------------                             --------          --------
   DEFERRED TAX ASSETS
    Accounting change                       $  4,723          $     --
    Restructuring costs                        3,283             1,523
    Insurance                                    320               480
    Vacation pay                                 584               666
    Inventory obsolescence                       540               227
    Other                                        795               604
                                             -------            ------
                                              10,245             3,500
    Restructuring costs classified
      as other assets                          1,000                --
                                             -------            ------
                                             $11,245            $3,500
                                             -------            ------

   DEFERRED TAX LIABILITIES
    Depreciation                             $ 4,882            $4,939
    Compensation costs                          (964)             (931)
    Other                                        230               (36)
                                             -------            ------
                                             $ 4,148            $3,972
                                             =======            ======

The effective tax rate for 1994, 1993, and 1992 was (38.7)%, 34.8%, and (57.2)%, Respectively. Reconciliation of the U.S. federal statutory tax rate (34.0)% with the effective tax rate appears in the following table.

                              Oct. 29,        Oct.30,         Oct. 31,
                                  1994           1993             1992
                              --------        -------         --------
   PROVISION FOR INCOME
    TAXES AT U.S. FEDERAL
    STATUTORY RATE            $(4,980)          $ 758           $(447)

   INCREASE (DECREASE)
    IN TAXES
    State taxes, net of
       federal benefits          (510)            171             (96)
    Investment tax credit         (94)           (122)           (166)
    Other                        (120)            (30)            (42)
                              -------           -----           -----
                              $(5,704)          $ 777           $(751)
                              =======           =====           =====


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollar amounts in thousands except per-share data)


NOTE 9--CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                            Unamortized
                                                  Additional       Common      value of
                                         Common      paid-in   stock held    restricted   Retained
                                          stock      capital  in treasury         stock   earnings       Total
                                         ------   ----------  -----------   -----------   --------    --------
BALANCE AT OCTOBER 26, 1991              $8,509       $5,931      $(5,809)      $(1,902)  $111,824    $118,553

Net loss                                     --           --           --            --       (563)       (563)
Dividends declared ($0.48 Per share)         --           --           --            --     (3,729)     (3,729)
Stock issuance, redemption, and
  amortization under stock plans, net         1           54           --           109         --         164
                                         ------   ----------  -----------   -----------   --------    --------

BALANCE AT OCTOBER 31, 1992               8,510        5,985       (5,809)       (1,793)   107,532     114,425

Net Earnings                                 --           --           --            --      2,454       2,454
Stock issuance, redemption, and
  amortization under stock plans, net       (61)        (131)          --           576         --         384
                                         ------   ----------  -----------   -----------   --------    --------

BALANCE AT OCTOBER 30, 1993               8,449        5,854       (5,809)       (1,217)   109,986     117,263

Net loss                                     --           --          --             --    (16,127)    (16,127)
Stock issuance, redemption, and
  amortization under stock plans, net      (145)      (1,521)          --           569         --      (1,097)
                                         ------   ----------  -----------   -----------   --------    --------

BALANCE AT OCTOBER 29, 1994              $8,304       $4,333      $(5,809)     $   (648) $  93,859   $ 100,039
                                         ======   ==========  ===========   ===========   ========    ========

Authorized shares of common stock ($1.00 par value) total 20,000,000 shares. Common shares issued and outstanding are summarized in the table below.

(in thousands)                          Oct. 29, 1994   Oct. 30, 1993    Oct. 31, 1992
                                        -------------   -------------    -------------
SHARES OF COMMON STOCK
  Issued                                        8,304           8,449            8,510
  In treasury                                    (753)           (753)           (753)
                                                -----           -----            -----
  Outstanding                                   7,551           7,696            7,757
                                                =====           =====            =====

The Company has authorized the issuance of 1,000,000 shares of $1.00 par value cumulative convertible preferred stock and 150,000 shares of $1.00 par value Series A convertible preferred shares, but no such shares have been issued.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands, except per-share data)


NOTE 10--SHAREHOLDERS' RIGHTS PLAN

On June 8, 1989, the Board of Directors adopted a Shareholders' Rights Plan to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's shareholders. Under the plan, shareholders of record on June 23, 1989 received a dividend distribution of one right for each outstanding share of the Company's common stock. If an acquiring person becomes the beneficial owner of, or commences a tender or exchange offer for 25% or more of the Company's outstanding common stock, each right will entitle the holder (other than such acquiring person) to purchase a unit consisting of one one-hundredth of a share of Series A convertible preferred stock for $80.00 per unit. In addition, if an acquiring person becomes the beneficial owner of more than 30% of the Company's outstanding common stock, or upon the occurrence of certain other events, each right will entitle the holder (other than such acquiring person) to receive, upon exercise, common stock of the Company having a value equal to two times the exercise price of the right, or $160.00.

If the Company is acquired in a merger or other business combination in which the Company would not be the surviving corporation, or if 50% or more of the Company's assets or earning power is sold or transferred, each holder shall have the right to receive, upon exercise, common stock of the acquiring corporation having a value equal to two times the exercise price of the right, or $160.00. The Company may redeem the rights in whole for $0.05 per right, under certain circumstances. The rights will expire on June 23, 1999.

NOTE 11--EMPLOYEE BENEFIT PLANS

The Company's 1984 Incentive Stock Option Plan (which expired on February 23,
1994) provided for the issuance of shares of Company common stock upon the exercise of stock options at prices not less than the market value of the stock as of the date of grant. Unless otherwise specified at the time of grant, all or any portion of the currently outstanding option shares may be exercised at any time during the period commencing one year from the date of grant and ending ten years from the date of grant.

The Company's 1993 Incentive Stock Option Plan provided for 500,000 shares of the Company's common stock to be reserved for options that may be issued. The plan also provided that the options' price shall not be less than the market value of the stock at the date of grant. Options may be granted to any key employee of the Company at any time prior to the tenth anniversary of the effective date of the plan. Unless otherwise specified at the time of grant, all or any portion of the option shares may be exercised at any time during the period commencing one year from the date of grant and ending ten years from the date of grant. Options granted under the plan are treated as either incentive stock options or non-qualified stock options for federal income tax purposes.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollar amounts in thousands, except per-share data)


NOTE 11--EMPLOYEE BENEFIT PLANS

A summary of stock option activity under these plans is shown in the following table.

                                               1994                         1993                  1992
                                        ---------------------        -------------------    -----------------
                                                      Average                    Average              Average
                                        Shares          Price        Shares        Price    Shares     Price
                                       -------        -------       -------      -------   -------    -------
STOCK OPTIONS
   Outstanding at beginning of year     77,700         $11.39         2,700      $11.88      2,700     $11.88
   Granted                             190,000          10.22        75,000       11.38         --         --
   Exercised                                --             --            --          --         --         --
   Canceled                            (67,700)         10.55            --          --         --         --
                                       -------                      -------                -------
   Outstanding at end of year          200,000          10.56        77,700       11.39      2,700      11.88
                                       =======                      =======                =======
   Exercisable at end of year           15,000                        2,700                  2,700
   Available for grant at end of year  440,000                      178,000                192,300

The Company's Restricted Stock Purchase Plan, which expired on February 23, 1994, provided for the Company's common stock to be purchased by a broad range of management level employees at prices established by the Board of Directors.

During 1994 and 1993, 145,074 and 60,700 shares, respectively, of stock previously issued under the plan were repurchased at a cost of $1,415 and $852, respectively. During 1992, 16,100 shares were issued at an aggregate purchase price of $25, and 15,800 shares previously issued were repurchased for $241. Plan expense amounted to $102, $187, and $330 in 1994, 1993, and 1992, respectively.

There was no activity in the Stock Appreciation Rights Plan in 1994, 1993, or 1992. This plan expired on February 23, 1994.

The Employees' Savings and Profit Sharing Plan provides for contributions from both the Company and eligible employees. Company contributions, which cannot exceed 15% of earnings before such payments and federal income taxes, are at the discretion of the Board of Directors. Company contributions to the plan were last made in 1991.

During 1989, the Company adopted an unfunded Supplemental Executive Retirement Plan for certain key executives. The plan provides for benefits to supplement those provided under social security and the Employees' Savings and Profit Sharing Plan. At October 29, 1994, the projected benefit obligation associated with the plan totaled $1,008, all of which has been recognized. Plan expense was $209, $140, and $221 in 1994, 1993, and 1992, respectively.

In 1994, the Company adopted SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions." Adopting this new standard did not impact earnings.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands, except per-share data)


NOTE 12--QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                    First Quarter    Second Quarter      Third Quarter     Fourth Quarter
                                                    -------------    --------------      -------------     --------------
1994
    Net sales                                             $65,352           $66,300            $63,959            $70,180
    Gross profit                                           15,982            14,414             15,384             15,949
    Operating profit (loss)                                   129           (14,587)            (1,152)               819
    Earnings (loss) before accounting changes                  38            (8,907)              (744)               570
    Net earnings (loss)                                    (7,046)(a)        (8,907)(b)           (744)(c)            570
    Per share
    Earnings (loss) before accounting changes                  --             (1.17)             (0.10)              0.08
    Net earnings (loss)                                     (0.92)(a)         (1.17)(b)          (0.10)(c)           0.08

(a) Reflects $7,184 ($0.94 per share) reduction due to the revenue recognition change discussed in note 1. Originally, net income of $138, or $0.02 per share, was reported.

(b) Reflects $391 ($0.05 per share) reduction due to the revenue recognition change discussed in note 1. Originally, net loss of $8,516, or $1.12 per share, was reported.

(c) Reflects $211 ($0.03 per share) reduction due to the revenue recognition change discussed in note 1. Originally, net loss of $533, or $0.07 per share, was reported.

1993
    Net sales                                             $64,788           $65,145            $61,870            $67,064
    Gross profit                                           16,332            16,315             15,701             15,542
    Operating profit (loss)                                   586              (851)               912                704
    Earnings (loss) before accounting changes                 401              (430)               637                846
    Net earnings (loss)                                     1,401              (430)               637                846
    Per share
    Earnings (loss) before accounting changes                0.05             (0.05)              0.08               0.11
    Net earnings (loss)                                      0.18             (0.05)              0.08               0.11

The following pro forma information reflects the Company's results by quarter for 1993 as if the revenue recognition change discussed in note 1 had been retroactively applied.

                                                    First Quarter     Second Quarter      Third Quarter    Fourth Quarter
                                                    -------------     --------------      -------------    --------------
1993
Net earnings (loss)                                        $1,537           $  (523)              $ 323            $  629
Net earnings (loss) per share                                0.20             (0.07)               0.04              0.08

Second quarter 1994 operating profit was reduced by restructuring provisions of $12,000 ($7,303, or $0.96 per share, after taxes). In the fourth quarter of 1994, these provisions were reduced by $1,500 resulting in a corresponding increase ($900, or $0.12 per share, after taxes) in operating profit.

Operating profit for the second quarter of 1993 was lowered by restructuring charges of $1,500 ($929, or $0.12 per share, after taxes).

The cumulative effect of adopting SFAS No. 109 (see note 8) was recorded in the first quarter of 1993, and resulted in an increase of $1,000 ($0.13 per share) in net earnings.

                          INDEPENDENT AUDITOR'S REPORT



TO THE SHAREHOLDERS OF DUPLEX PRODUCTS INC.

We have audited the accompanying consolidated statement of financial position of Duplex Products Inc. and Subsidiary as of October 29, 1994 and October 30, 1993, and the related consolidated statements of operations and cash flows for the years ended October 29, 1994, October 30, 1993, and October 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Duplex Products Inc. and Subsidiary at October 29, 1994 and October 30, 1993 and the consolidated results of their operations and their consolidated cash flows for the years ended October 29, 1994, October 30, 1993, and October 31, 1992 in conformity with generally accepted accounting principles.

As discussed in the footnotes, the Company changed its method of accounting for revenue recognition and income taxes for the years ended October 29, 1994 and October 30, 1993, respectively.

                                                              Grant Thornton LLP
                                                               Chicago, Illinois
                                                                December 9, 1994

                            SELECTED FINANCIAL DATA

(Dollar amounts in thousands, except per-share data)      1994          1993            1992           1991       1990
                                                          ----          ----            ----           ----       ----
Net sales                                             $265,791      $258,867        $270,093       $285,271   $297,647
Earnings (loss) before accounting changes               (9,043)        1,454            (563)         4,269      9,516
Net earnings (loss)                                    (16,127)        2,454            (563)         4,269      9,516
Per share
    Earnings (loss) before accounting changes            (1.19)          0.19          (0.07)          0.55       1.23
    Net earnings (loss)                                  (2.12)          0.32          (0.07)          0.55       1.23
    Dividends declared                                      --             --           0.48           0.69       0.75
    Common stock price range                      11-3/4-8-5/8   11-7/8-9-1/4      13-3/4-10   15-1/2-9-3/4   22-9-3/4
Cash and equivalents                                    16,337         18,419         22,326         22,639     22,270
Working capital                                         71,514         83,372         77,479         81,370     84,716
Current ratio                                            3.1:1          4.3:1          3.7:1          3.9:1      4.0:1
Total assets                                           146,208        156,059        159,138        165,112    167,784
Short-term debt                                          1,222          1,562          1,731          2,117      3,164
Long-term debt                                           5,928          7,150          8,712         10,443     12,560
Shareholders' equity                                   100,039        117,263        114,425        118,553    119,241
Total debt as a percentage of total capital                6.7%           6.9%           8.4%           9.6%      11.7%
Common shares outstanding (thousands)                    7,551          7,696          7,757          7,756      7,733

The following pro forma information reflects the Company's results for 1993, 1992, 1991, and 1990 as if the revenue recognition change discussed in note 1 to the consolidated financial statements had been retroactively applied.

(Dollar amounts in thousands, except per-share data)                     1993           1992           1991       1990
                                                                         ----           ----           ----       ----
Net earnings (loss)                                                    $1,966         $ (462)        $4,247     $9,504
Net earnings (loss) per share                                            0.25          (0.06)          0.55       1.23

                             DIRECTORS AND OFFICERS


BOARD OF DIRECTORS                                      CORPORATE OFFICERS
John A. Bacon, Jr.                                      Andrew A. Campbell
Private Investor                                        Vice President, Finance and
                                                        Chief Financial Officer
Michael J. Birck
President and                                           Sue DuChanois
Chief Executive Officer,                                Vice President,
Tellabs, Inc.                                           Human Resources

David J. Eskra                                          Gerald L. Glawe
Private Investor                                        Treasurer

George S. Hoban                                         Marc A. Loomer
Retired, Former Partner,                                Vice President,
Law Firm of Hinshaw & Culbertson                        Operations

Ben L. McSwiney                                         Nicholas A. Martellotto
President and Chief Executive Officer,                  Vice President and General Manager,
Duplex Products Inc.                                    Research and Technology

W. Robert Reum                                          Rose R. Principe
Chairman, President, and                                Vice President,
Chief Executive Officer,                                Marketing
The Interlake Corporation
                                                        Laurence J. Quinn
                                                        Vice President,
                                                        Sales

                                                        Michael E. Wilson
                                                        Vice President,
                                                        Information Services




                            SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

Duplex Products Inc.
1947 Bethany Road
Sycamore, Illinois 60178

PLANT LOCATIONS

Elgin, Illinois
Emigsville, Pennsylvania
Goshen, Indiana (2)
Jacksonville, Florida
Mechanicsburg, Pennsylvania
Newark, Ohio
Sacramento, California
Salt Lake City, Utah
Santa Ana, California
Sycamore, Illinois
Timonium, Maryland
Tucker, Georgia
West York, Pennsylvania

ANNUAL MEETING

The 1995 Annual Shareholders Meeting of Duplex Products Inc. will be held on March 2, 1995 at 10 a.m., in the Assembly Room of The Northern Trust Company, 50 S. LaSalle Street, Chicago, Illinois.

TRANSFER AGENT AND REGISTRAR

Harris Trust and Savings Bank, Chicago, Illinois

STOCK EXCHANGE INFORMATION

Duplex common stock is listed on the American Stock Exchange under the symbol
DPX.

TRADING AND DIVIDEND INFORMATION

                                                    Common stock market price
                                                    -------------------------
(In dollars)                                        High                  Low
                                                    ----                  ---
1994
    Fourth quarter                                 9-1/2                8-5/8
    Third quarter                                 10                    8-5/8
    Second quarter                                11-1/2                9-5/8
    First quarter                                 11-3/4               10
1993
    Fourth quarter                                11-1/2               10-1/2
    Third quarter                                 11-7/8               10-3/4
    Second quarter                                11-7/8                9-5/8
    First quarter                                 11-3/8                9-1/4

Dividends were not declared in 1993 or 1994. As of October 29, 1994, there were 1,297 shareholder accounts of record.

FORM 10-K REPORT

Shareholders may obtain, without charge, a copy of Form 10-K Report filed with the Securities and Exchange Commission upon written request to the Director of Shareholder Relations, Duplex Products Inc., 1947 Bethany Road,
Sycamore, Illinois 60178.

OUTSIDE COUNSEL

Hinshaw & Culbertson
Chicago, Illinois

INDEPENDENT AUDITORS

Grant Thornton LLP
Chicago, Illinois