Form 10-K, Exhibit 13
period 1995-10-28
DUPLEX PRODUCTS INC
filed 1996-01-25
CIK 30547

EXHIBIT 13 - PORTIONS OF THE 1995 ANNUAL REPORT TO SHAREHOLDERS FOR THE FISCAL
             YEAR ENDED OCTOBER 28, 1995

CONSOLIDATED STATEMENT OF OPERATIONS

For years ended (In thousands, except per share data)  OCTOBER 28, 1995  October 29, 1994  October 30, 1993
-----------------------------------------------------------------------------------------------------------
NET SALES                                                 $275,728          $265,791          $258,867
Cost of goods sold                                         210,931           204,062           194,977
                                                          --------          --------          --------
GROSS PROFIT                                                64,797            61,729            63,890
Selling, general, and administrative expenses               68,733            66,020            61,039
Restructuring costs                                             --            10,500             1,500
                                                          --------          --------          --------
OPERATING PROFIT (LOSS)                                     (3,936)          (14,791)            1,351
Other income (expense)
  Interest expense                                            (517)             (469)             (590)
  Investment income                                            796               491               632
  Other                                                        615                22               838
                                                          --------          --------          --------
                                                               894                44               880
                                                          --------          --------          --------
EARNINGS (LOSS) BEFORE INCOME TAXES
  AND ACCOUNTING CHANGES                                    (3,042)          (14,747)            2,231
Provision for income taxes (credits)                        (1,170)           (5,704)              777
                                                          --------          --------          --------
EARNINGS (LOSS) BEFORE ACCOUNTING CHANGES                   (1,872)           (9,043)            1,454
Cumulative effect of accounting changes                         --            (7,084)            1,000
                                                          --------          --------          --------
NET EARNINGS (LOSS)                                        $(1,872)         $(16,127)         $  2,454
                                                          ========          ========          ========
EARNINGS (LOSS) PER SHARE BEFORE
  ACCOUNTING CHANGES                                      $  (0.25)         $  (1.19)         $   0.19
Cumulative effect of accounting changes                         --             (0.93)             0.13
                                                          --------          --------          --------
NET EARNINGS (LOSS) PER SHARE                             $  (0.25)         $  (2.12)         $   0.32
                                                          ========          ========          ========
Shares used in per share calculation                         7,516             7,594             7,732



The following pro forma information reflects the Company's results for 1993 as if the revenue recognition change discussed in note 1 to the consolidated financial statements had been retroactively applied.

(In thousands, except per share data)                                                      October 30, 1993
-----------------------------------------------------------------------------------------------------------
Net earnings                                                                                         $1,966
Net earnings per share                                                                                 0.25


The notes to consolidated financial statements on pages 18-25 are an integral part of this statement.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION


(In thousands)                                                                    OCTOBER 28, 1995           October 29, 1994
------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and equivalents                                                                   $8,368                       $16,337
  U.S. Treasury obligations (note 4)                                                      8,149                           --
  Accounts and notes receivable (note 2)                                                 46,224                        48,046
  Inventories (note 3)                                                                   21,975                        27,530
  Income tax refund receivable                                                            1,699                         2,998
  Deferred income taxes (note 9)                                                          9,831                        10,245
                                                                                      ---------                    ----------
    TOTAL CURRENT ASSETS                                                                 96,246                       105,156
PROPERTY, PLANT, AND EQUIPMENT, NET (NOTE 5)                                             38,815                        37,000
OTHER ASSETS (NOTE 4)                                                                     5,248                         4,052
                                                                                      ---------                    ----------
TOTAL ASSETS                                                                           $140,309                      $146,208
                                                                                      =========                    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt (note 6)                                             $1,233                        $1,222
  Accounts payable                                                                       13,973                        11,526
  Accrued expenses (note 8)                                                              16,593                        20,894
                                                                                      ---------                    ----------
    TOTAL CURRENT LIABILITIES                                                            31,799                        33,642
                                                                                      ---------                    ----------
LONG-TERM DEBT (NOTE 6)                                                                   4,695                         5,928
                                                                                      ---------                    ----------
DEFERRED LIABILITIES AND CREDITS
  Compensation plan cost (note 12)                                                        2,493                         2,411
  Income taxes (note 9)                                                                   3,684                         4,188
                                                                                      ---------                    ----------
    TOTAL DEFERRED LIABILITIES AND CREDITS                                                6,177                         6,599
                                                                                      ---------                    ----------
SHAREHOLDERS' EQUITY
  Common stock                                                                            8,242                         8,304
  Additional paid-in capital                                                              3,565                         4,333
  Common stock held in treasury                                                          (5,809)                       (5,809)
  Unamortized value of restricted stock issued                                             (347)                         (648)
  Retained earnings                                                                      91,987                        93,859
                                                                                      ---------                    ----------
    TOTAL SHAREHOLDERS' EQUITY (NOTES 10, 11, AND 12)                                    97,638                       100,039
                                                                                      ---------                    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             $140,309                      $146,208
                                                                                      =========                    ==========


The notes to consolidated financial statements on pages 18-25 are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS


For years ended (In thousands)                               OCTOBER 28, 1995           October 29, 1994      October 30, 1993
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)                                             $ (1,872)                 $ (16,127)               $  2,454
Adjustments to reconcile net earnings (loss) to
  cash provided (used) by operating activities
    Depreciation and amortization                                  5,410                      5,613                   6,578
    Restructuring costs                                               --                     10,500                   1,500
    Deferred income taxes                                            (50)                    (6,569)                    485
    Provision for doubtful accounts                                  546                        348                     256
    Gain on sale of fixed assets                                    (568)                      (115)                   (732)
    Purchase of U.S. Treasury obligations                         (8,149)                        --                     --
    (Increase) decrease in accounts and notes receivable           1,276                     27,627                  (8,261)
    (Increase) decrease in inventories                             5,555                    (18,423)                  1,399
    (Increase) decrease in income tax refund receivable            1,299                     (1,461)                 (1,537)
    Increase in accounts payable                                   2,447                      1,021                   1,155
    Decrease in accrued restructuring costs                       (4,834)                    (3,759)                 (4,921)
    Increase (decrease) in other accrued expenses                    533                      1,008                   (905)
    Other operating activities                                        58                        552                   1,206
                                                                --------                   --------               ---------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                   1,651                        215                  (1,323)
                                                                --------                   --------               ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of long-term investments                                 (2,544)                        --                      --
Capital expenditures                                              (7,747)                    (2,848)                 (3,716)
Net proceeds from sale of assets                                   2,422                      3,528                   3,715
                                                                --------                   --------               ---------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                  (7,869)                       680                      (1)
                                                                --------                   --------               ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                       (1,222)                    (1,562)                 (1,731)
Restricted stock repurchased, net                                   (529)                    (1,415)                   (852)
                                                                --------                   --------               ---------
NET CASH USED BY FINANCING ACTIVITIES                             (1,751)                    (2,977)                 (2,583)
                                                                --------                   --------               ---------
DECREASE IN CASH AND EQUIVALENTS DURING YEAR                      (7,969)                    (2,082)                 (3,907)
Cash and equivalents at beginning of year                         16,337                     18,419                  22,326
                                                                --------                   --------               ---------
CASH AND EQUIVALENTS AT END OF YEAR                               $8,368                    $16,337                 $18,419
                                                                ========                   ========               =========

Other cash flow information
Cash paid for interest                                              $483                       $509                    $637
Cash paid for income taxes                                            --                         --                     103

The notes to consolidated financial statements on pages 18-25 are an integral part of this statement.

                     MANAGEMENT'S DISCUSSION OF OPERATIONS

1995 VERSUS 1994
The Company reported a net loss of $1.9 million ($0.25 per share) in 1995 compared with a net loss of $16.1 million ($2.12 per share) in 1994. The 1995 net loss of $1.9 million was an improvement over the 1994 net loss of $2.6 million after adjusting for the negative impact on 1994's results of restructuring charges ($6.4 million after taxes) and the cumulative effect of an accounting change ($7.1 million after taxes), which is further discussed on page 18.

The improved operating performance was due to higher sales, continued improvement in manufacturing efficiencies, and gains on the sale of property and equipment. These favorable items were partially offset by costs related to the expansion of product and service offerings, and a significant increase in bond paper costs and related LIFO inventory provision. The LIFO inventory provision had a negative impact on net earnings per share of $0.46 in 1995 compared with a positive impact of $0.11 per share in 1994.

Net sales increased for the second consecutive year, growing from $265.8 million in 1994 to $275.7 million in 1995. The revenue growth was attributable to higher selling prices related to paper cost increases, partially offset by a decline in unit volume. This unit volume decrease was driven by a decline in sales force coverage. Currently, an aggressive recruiting program is underway to rebuild and expand the field sales organization.

The U.S. business forms industry continues to be an approximately $8.0 billion market. Within this market, certain traditional product segments (primarily custom continuous and stock forms and unit sets) are in decline, while demand for products such as pressure-sensitive labels, preprinted laser cut-sheets, rolls, and form/label combinations is growing at a brisk pace.

Duplex is aggressively pursuing product and service opportunities in other growth areas, including electronic printing and mailing, forms management services, promotional printing, electronic forms, workflow automation, and quick turnaround/short-run printing.

Niche areas within the market are also being explored by the Company. Responding to customer needs for promotional and market research tools, Duplex introduced a prepaid phone card program in 1995. During the year, the Company's check fraud prevention program saw growth in both market interest and engagement levels.

Results for the Company's electronic printing and mailing business fell below expectations and had a negative effect on financial performance in 1995. Revenues were lower than anticipated primarily because of shortcomings in sales focus and training. In addition, the unit encountered some operational difficulties, including underutilization of capacity. Programs to resolve these issues are underway.

The Company's focus on the financial services market, initially banking, resulted in sales gains of about 20% in 1995 in this segment. Continued sales force training and development of products for this market are expected to enhance performance in 1996.

Sales of outsourced products increased to $78.7 million in 1995 from $69.3 million in 1994, and margins improved. In 1995, the Company continued to expand its network of strategic alliances with outside vendors. The number of such alliances increased to twenty-eight from fifteen last year. The alliance offerings complement Duplex's internal capabilities, providing customers with a full range of information management solutions at competitive prices.

Gross profit as a percentage of sales improved to 23.5% in 1995 from 23.2% in 1994. During 1995, the Company benefited from significant cost reductions in manufacturing as a result of restructuring and productivity improvement actions. Unfortunately, these reductions were partially offset by costs related to the expansion of product and service offerings and higher healthcare costs. Additionally, the LIFO inventory provision represented a cost of $5.7 million in 1995 as contrasted with a benefit of $1.4 million in 1994 as a result of the significant increase in bond paper prices.

Since June of 1994, bond paper prices have increased about 115%. The Company adjusted selling prices to reflect the rise in paper costs; however, pressure on margins was encountered, reflecting the highly competitive nature of the marketplace. Paper demand has softened recently, and prices are expected to stabilize in 1996. The supply of bond paper has improved, and Duplex has been successful in satisfying customer requirements. The Company does not anticipate a material change in this situation in the near future.

Selling, general, and administrative expenses were $68.7 million in 1995, an increase of $2.7 million from the $66.0 million in 1994. As a percentage of sales, these expenses increased slightly, from 24.8% in 1994 to 24.9% in 1995.

                     MANAGEMENT'S DISCUSSION OF OPERATIONS

Higher costs related to healthcare, realigning the sales force, and expanding products and services were the main reasons for the increase.

Other income for the year increased $0.9 million over 1994 primarily due to gains on the sale of property and equipment associated with restructuring activities.

The 1995 income tax provision was a credit of $1.2 million ($1.1 million current; $0.1 million deferred). The Company has net operating loss carry-forwards of $14.6 million available to it to apply against future taxable income. These loss carry-forwards will expire in 2010. The effective tax rate for both 1995 and 1994 was a credit of 39%. (see note 9 to the consolidated financial statements.)

1994 VERSUS 1993
The Company reported a net loss of $16.1 million ($2.12 per share) in 1994 compared with net income of $2.5 million ($0.32 per share) in 1993. 1994 and 1993 results were impacted by restructuring provisions and accounting changes. Restructuring provisions of $10.5 million and $1.5 million before taxes were recorded in 1994 and 1993, respectively. These provisions were made to cover costs of programs designed to enhance the Company's competitiveness by closing, downsizing, and streamlining certain production, service, sales, and administrative facilities. In 1994, the Company changed its revenue recognition policy for certain custom forms, which increased the net loss for the year by $7.1 million. Note 1 to the consolidated financial statements contains additional information regarding this change. Accounting changes also included the 1993 adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which had the effect of increasing net earnings by $1.0 million.

Excluding the effect of the above restructuring provisions and accounting changes, 1994's net loss was $2.6 million as contrasted with net income of $2.4 million in 1993. The decline in profitability in 1994 from 1993 resulted principally from above-normal price discounting, significant increases in bond paper costs, and higher selling expenses. These items were partially offset by higher sales, improved manufacturing productivity, and margin gains associated with the outsourcing of certain products.

Net sales during 1994 totaled $265.8 million, up 3% from $258.9 million 1993. The sales gain in 1994 represented the first year-over-year increase since 1989. The 1994 improvement primarily reflected higher label, custom unit set, and electronic printing and mailing revenues, with volume gains more than offsetting the impact of higher-than-normal price discounting.

Gross profit as a percentage of net sales was 23.2% in 1994 compared with 24.7% in 1993. The gross margin rate decline in 1994 was due primarily to lower selling prices and increases in material costs, particularly paper, which were partially offset by improved manufacturing productivity and the positive impact of increased outsourcing of products.

Over the 1992-1994 period, the Company significantly reduced manufacturing and operating expenses by closing six plants, streamlining various business service centers, and reducing administrative employment. These actions resulted in a 27% reduction in the total number of Company employees.

During 1994, the Company expanded its program of using outside strategic partners. Reflecting this, sales of outsourced products in 1994 ($69.3 million -- 26% of total revenues) increased 47% from 1993.

During 1994, inroads were made in reducing paper waste, and efforts to improve plant labor productivity delivered positive results. The cost of paper fluctuated dramatically in 1994, with bond paper prices increasing approximately 70% from May to December. Selling prices of Company products were adjusted to reflect these increases.

Selling, general, and administrative expenses aggregated $66.0 million in 1994, an increase of $5.0 million from $61.0 million in 1993. The increase in 1994 reflected higher selling and training expenses and incremental costs related to the development and management of new products and services.

Other income was down $0.8 million in 1994 primarily because there was no counterpart to the 1993 gain on the sale of real estate and equipment associated with the closing of certain plants.

The 1994 income tax provision was a credit balance of $5.7 million ($3.1 million current; $2.6 million deferred). The effective tax rate for 1994 was a credit of 39% compared with a charge of 35% in 1993.

                      MANAGEMENT'S DISCUSSION OF LIQUIDITY
                             AND CAPITAL RESOURCES

Net working capital at October 28, 1995 was $64.4 million compared with $71.5 million at the previous year end. The 1995 decline in working capital was primarily attributable to reductions in inventory and accounts receivable balances and an increase in accounts payable levels. The inventory reduction was due to an increase in the LIFO reserve and a reduction in units on hand. The favorable movement in accounts receivable and payable balances reflected more concentrated collection efforts and the Company's attempt to better match receivable and payable cash flows.

The current ratio at the end of 1995 remained strong at 3.0 to 1, down slightly from 3.1 to 1 at the conclusion of 1994. Management believes the level of working capital will be adequate to cover the Company's liquidity requirements related to normal operations, both currently and in the foreseeable future. Sufficient resources are deemed to exist to support the Company's growth through a combination of currently available cash, cash to be generated from future operations, or additional short-term borrowings.

The Company's total debt at the end of 1995 was $5.9 million compared with $7.2 million at the previous year end. Total debt as a percentage of total capital was 5.7% at year end 1995, 1.0 point lower than at the end of 1994.

Cash and equivalents aggregated $8.4 million at the end of 1995, down $8.0 million from year end 1994. The decrease was due to the establishment of a managed investment program in U.S. Treasury obligations of varying maturities to improve yields. These investments are classified as trading securities rather than cash equivalents. Cash and marketable securities totaled $19.1 million at year end 1995, up $2.7 million from the previous year end.

During 1995, the Company generated $1.7 million in cash from operating activities, up $1.5 million from 1994's $0.2 million, which represented a $1.5 million improvement compared with the previous year. Operating cash flow increased in 1995 principally because of positive changes in accounts receivable, inventory, and accounts payable balances, partially offset by the purchase of U.S. Treasury obligations. Operating cash flow increased in 1994 from the prior year principally because of variations in accounts receivable levels (excluding the effect of the revenue recognition change discussed previously), partially offset by the decline in earnings before restructuring costs and accounting changes.

Investment activities consumed $7.8 million in cash in 1995 and generated $0.7 million the previous year. In 1993, cash inflows and outflows from investment activities were approximately equal. Capital expenditures totaled $7.7 million in 1995 compared with $2.8 million and $3.7 million in 1994 and 1993, respectively. Expenditures for plant and equipment are expected to total about $12.0 million for 1996. In addition, long-term bonds totaling $2.5 million were purchased in 1995.

Net cash used by financing activities in 1995, 1994, and 1993 was $1.8 million, $3.0 million, and $2.6 million, respectively. Year-to-year cash flow changes were driven primarily by variances in the level of restricted stock repurchases.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands, except per share data)

NOTE 1 -- SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

Consolidation. The consolidated financial statements represent the accounts of the Company and its wholly-owned subsidiary after elimination of intercompany transactions and balances.

Fiscal Year. The Company's fiscal year ends on the last Saturday in October. The fiscal years ended October 28, 1995, October 29, 1994, and October 30, 1993 each contained fifty-two weeks.

Revenue Recognition. The Company recognizes revenue when product is shipped or, for custom forms stored for future delivery, when manufacturing is complete and the product is invoiced, with payment due in the normal course of business. Prior to the year ended October 29, 1994, the Company recorded sales for stored custom forms upon completion of the production process and customer acceptance.

In 1994, the Company changed the method of recognizing revenue for certain custom forms in order to better manage cash flow, increase the turnover of working capital, and lower costs associated with managing receivable levels. This had the effect of increasing the Company's 1994 net loss by $7,084 ($0.93 per share), which represented the cumulative impact of the change for periods prior to 1994.

Cash Equivalents. The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Inventories. Inventories are stated at the lower of cost or market. For substantially all of the Company's inventories, cost is based on the last-in, first-out (LIFO) method.

Depreciation and Amortization. For financial reporting purposes, the cost of plant and equipment is depreciated over the estimated useful lives of the assets, primarily using the straight-line method. Depreciation for income tax purposes is computed using accelerated methods.

Earnings (loss) per Share. Earnings (loss) per share are based on the weighted average number of common shares outstanding each period.

Fair Value of Financial Instruments. Recorded amounts for financial instruments approximate fair values.


NOTE 2 -- ACCOUNTS AND NOTES RECEIVABLE

The Company's allowance for doubtful accounts and notes receivable at October 28, 1995 and October 29, 1994 was $907 and $715, respectively.

NOTE 3 -- INVENTORIES

                                     Oct. 28, 1995  Oct. 29, 1994
              Raw materials                 $7,496         $7,380
              Work in process                1,502          2,419
              Finished goods                25,629         24,680
                                           -------        -------
                                            34,627         34,479
              Less reserve for LIFO        (12,652)        (6,949)
                                           -------        -------
                                           $21,975        $27,530
                                           =======        =======


The reserve for LIFO increased $5,703 in 1995 compared with decreases of $1,385 and $55 in 1994 and 1993, respectively. The 1995 increase resulted from price increases totaling $5,910, which were partially offset by quantity decreases of $207.

NOTE 4 -- INVESTMENTS

Effective October 30, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that trading securities and securities available for sale be carried at fair value, and investments held to maturity be carried at amortized cost. The adoption of this standard did not have a material impact on the financial statements.

At October 28, 1995, trading securities, consisting of U.S. Treasury obligations carried at fair value (approximately cost), amounted to $8,149.

Held-to-maturity securities aggregated $2,544 at October 28, 1995 and consisted of municipal and corporate obligations with five- to ten-year maturities. These securities were carried at amortized cost, which approximated fair value, and were included in "Other Assets."

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands, except per share data)



NOTE 5 -- PROPERTY, PLANT, AND EQUIPMENT

------------------------------------------------------------------------------------------------------------------------
                                            Oct. 28, 1995    Oct. 29, 1994
------------------------------------------------------------------------------------------------------------------------
       ORIGINAL COST
         Land, improvements,
           and leaseholds                        $  2,370       $  2,393
         Buildings and improvements                27,028         25,944
         Machinery and equipment                   76,248         72,834
                                                 --------       --------
                                                  105,646        101,171
       LESS ACCUMULATED
         DEPRECIATION AND
         AMORTIZATION
                                                  (66,831)       (64,171)
                                                 --------       --------
                                                 $ 38,815       $ 37,000
                                                 ========       ========
------------------------------------------------------------------------------------------------------------------------

For financial reporting purposes, depreciation is based on the following estimated useful lives of assets:

   Land improvements.................................  5 to 10 years
   Leasehold improvements............................  Lives of leases
   Building and improvements.........................  5 to 40 years
   Machinery and equipment...........................  3 to 15 years

NOTE 6 -- DEBT

------------------------------------------------------------------------------------------------------------------------
                                                                             Oct. 28,                     Oct. 29,
                                                                                 1995                         1994
------------------------------------------------------------------------------------------------------------------------
MORTGAGE NOTES
  Interest rate                               Maturities
  8 1/4% to 8 7/10%                            1996-1997                       $  540                       $  790
  2%                                           1996-1997                           38                           60
  75% of prime rate (a)                        1996-2001                        3,150                        3,750
                                                                               ------                       ------
                                                                                3,728                        4,600
CAPITALIZED LEASE                                                               2,200                        2,550
                                                                               ------                       ------
                                                                                5,928                        7,150
LESS CURRENT MATURITIES                                                        (1,233)                      (1,222)
                                                                               ------                       ------
                                                                               $4,695                       $5,928
                                                                               ======                       ======
------------------------------------------------------------------------------------------------------------------------



(a) Prime rate at October 28, 1995 was 8 3/4%.

Aggregate amounts of long-term borrowings (excluding the capitalized lease) that mature during the next five years are as follows:

     1996....................$883
     1997.................... 895
     1998.................... 600
     1999.................... 600
     2000.................... 600

At October 28, 1995, a revolving line of credit of $10,000 was available to the Company. During 1995, the Company did not borrow under this credit facility, and related commitment fees were immaterial. Borrowings under this line are available to the Company until October 28, 1997, and are subject, at the Company's option, to interest at either the bank's certificate of deposit rate plus 0.85%, LIBOR (London Interbank Offered Rate) plus 0.75%, or the bank's prime rate. The terms of this agreement contain, among other provisions, requirements for maintaining certain financial ratios and tangible net worth.

NOTE 7 -- LEASE COMMITMENTS

The Company has entered into operating leases, which expire over the next seven years, for certain plant and office facilities and equipment. Rental expenses under these leases aggregated $6,662, $6,400, and $6,110 in 1995, 1994, and 1993, respectively.

Shown below are minimal rental commitments under capital and operating leases at October 28, 1995.











------------------------------------------------------------------
                                 Capitalized  Operating
                                       lease     leases
------------------------------------------------------------------
   1996                               $  508    $ 7,203
   1997                                  483      5,696
   1998                                  458      3,629
   1999                                  433      1,959
   2000                                  408      1,551
   Later years                           490      1,084
                                      ------    -------
   Total minimum lease payments        2,780    $21,122
                                      ======    =======
   Less interest at 7.25%               (580)
   Present value of minimum
     lease payments                   $2,200
                                      ======
------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollar amounts in thousands, except per share data)

NOTE 8 -- ACCRUED EXPENSES

                                        Oct. 28, 1995  Oct. 29, 1994
            Restructuring costs                $5,715        $10,549
            Compensation                        5,820          7,145
            Insurance                           1,150            800
            Other                               3,908          2,400
                                              -------        -------
                                              $16,593        $20,894
                                              =======        =======


In 1994, the Company recorded a $10,500 restructuring charge consisting of $7,544 of anticipated cash payments related to employee termination benefits and $2,956 of non-cash write-downs of real estate and operating assets. The charge covered costs associated with enhancing cost competitiveness, streamlining sales, manufacturing and administrative functions, and sharpening marketing and product focus.

In 1994, two manufacturing facilities and nine sales offices were closed and 150 positions were eliminated. In 1995, an additional fourteen sales offices were closed and fifty positions were eliminated, and the Company initiated an order fulfillment reengineering project to streamline sales and administrative functions. Also during 1995, management, in light of current operating circumstances, elected to modify the facility consolidation segment of the plan. No additional charge was required as a result of this change. It is estimated that an additional 250 positions will be eliminated in connection with completing the remaining phases of the restructuring plan. The remaining expenditures and non-cash transactions are expected to occur over the next two
years.   A summary of 1995 and 1994 activity related to the 1994  provision appears in the following table.



                               Cash payments      Non-cash transactions
                   1995         $4,518                  $   --
                   1994          1,688                     214


In the fourth quarter of 1993, a restructuring provision of $1,500 was established to cover severance and other costs associated with corporate staff reductions. This restructuring was completed in 1994. Cash outlays in 1995, 1994, and 1993 totaled $21, $677, and $770, respectively.

In the fourth quarter of 1992, a restructuring reserve of $7,000 was recorded to cover costs associated with closing two manufacturing plants and scaling back other operations. A summary of 1995, 1994, and 1993 activity related to the 1992 provision appears in the following table.



                               Cash payments      Non-cash transactions
                   1995          $  295                 $   --
                   1994           1,173                     --
                   1993           3,576                    321


The Company expects to incur future expenditures of approximately $1,635, primarily related to long-term leases.

Management believes that the remaining accrual for restructuring costs at October 28, 1995 of $5,715 is adequate to complete its current restructuring plans.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollar amounts in thousands, except per share data)

NOTE 9 -- INCOME TAXES
PROVISION FOR INCOME TAXES (CREDITS)

                                    Oct. 28,     Oct. 29,     Oct. 30,
For years ended                       1995         1994         1993
CURRENT
  Federal                           $  (732)     $(3,203)     $ (427)
  State                                (388)          55        (206)
  Puerto Rico                            --           47          25
                                    -------      -------      ------
                                     (1,120)      (3,101)       (608)
                                    -------      -------      ------
DEFERRED
  Federal                               (39)      (2,017)      1,074
  State                                 (11)        (586)        311
                                    -------      -------      ------
                                        (50)      (2,603)      1,385
                                    -------      -------      ------
                                    $(1,170)     $(5,704)     $  777
                                    =======      =======      ======


SFAS No. 109, "Accounting for Income Taxes," was adopted in November 1992.



                                    Oct. 28,      Oct. 29,
For years ended                       1995          1994
DEFERRED TAX ASSETS
  Accounting change                 $    --       $ 4,723
  Loss carry-forward                  5,839            --
  Restructuring costs                 1,193         3,283
  Insurance                             460           320
  Vacation pay                          536           584
  Inventory obsolescence                447           540
  Inventory capitalization              680            --
  Other                                 676           795
                                    -------       -------
                                      9,831        10,245

  Restructuring costs classified
    as other assets                   1,000         1,000
                                    -------       -------
                                    $10,831       $11,245
                                    =======       =======

DEFERRED TAX LIABILITIES
  Depreciation                      $ 4,898       $ 4,882
  Compensation costs                   (997)         (964)
  Other                                (217)          270
                                    -------       -------
                                    $ 3,684       $ 4,188
                                    =======       =======


The effective tax rate for 1995, 1994, and 1993 was (38.5)%, (38.7)%, and 34.8%, respectively. Reconciliation of the U.S. federal statutory rate (34.0)% with the effective tax rate appears in the following table.



                                    Oct. 28,     Oct. 29,     Oct. 30,
                                      1995         1994         1993
PROVISION FOR INCOME
  TAXES (CREDITS) AT U.S.
  FEDERAL STATUTORY RATE            $(1,034)     $(4,980)     $ 758
INCREASE (DECREASE)
  IN TAXES
  State taxes, net of
    federal benefits                   (256)        (510)       171
  Investment tax credit                 (41)         (94)      (122)
  Other                                 161         (120)       (30)
                                    -------      -------      -----
                                    $(1,170)     $(5,704)     $ 777
                                    =======      =======      =====







The Company expects to have available net operating loss carry-forwards of $14,598 to apply against future taxable income. These loss carry-forwards will expire in October 2010. Based on the Company's historical taxable income record, when adjusted for non-recurring items such as accounting changes and restructuring charges, and estimates of future profitability, management has concluded that operating income will more likely than not be sufficient to give rise to tax expense to cover all deferred tax assets.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands, except per share data)

NOTE 10 -- CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------------------------------------------------
                                                                                           Unamortized
                                                                  Additional       Common     value of
                                                          Common     paid-in   stock held   restricted  Retained
                                                           stock     capital  in treasury        stock  earnings     Total
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1992                               $8,510      $5,985     $(5,809)     $(1,793)  $107,532  $114,425
Net earnings                                                  --          --          --           --      2,454     2,454
Stock redemption and amortization
  under stock plans, net                                     (61)       (131)         --          576         --       384
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 30, 1993                                8,449       5,854      (5,809)      (1,217)   109,986   117,263
Net loss                                                      --          --          --           --    (16,127)  (16,127)
Stock redemption and amortization
  under stock plans, net                                    (145)     (1,521)         --          569         --    (1,097)
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 29, 1994                                8,304       4,333      (5,809)        (648)    93,859   100,039
Net loss                                                      --          --          --           --     (1,872)   (1,872)
Stock redemption and amortization
  under stock plans, net                                     (62)       (768)         --          301         --      (529)
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 28, 1995                               $8,242      $3,565     $(5,809)       $(347)   $91,987   $97,638


Authorized shares of common stock ($1.00 par value) total 20,000,000 shares. Common shares issued and outstanding are summarized in the table below.

      (In thousands)            Oct. 28, 1995   Oct. 29, 1994   Oct. 30, 1993
-----------------------------------------------------------------------------
      SHARES OF COMMON STOCK
        Issued                        8,242          8,304          8,449
        In treasury                    (753)          (753)          (753)
                                      -----          -----          -----
        Outstanding                   7,489          7,551          7,696
                                      =====          =====          =====

The Company has authorized the issuance of 1,000,000 shares of $1.00 par value cumulative convertible preferred stock and 150,000 shares of $1.00 par value Series A convertible preferred shares, but no such shares have been issued.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands, except per share data)

NOTE 11 -- SHAREHOLDERS' RIGHTS PLAN

On June 8, 1989, the Board of Directors adopted a Shareholders' Rights Plan to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's shareholders. Under the plan, shareholders of record on June 23, 1989 received a dividend distribution of one right for each outstanding share of the Company's common stock. If an acquiring person becomes the beneficial owner of, or commences a tender or exchange offer for 25% or more of the Company's outstanding common stock, each right will entitle the holder (other than such acquiring person) to purchase a unit consisting of one one-hundredth of a share of Series A convertible preferred stock ($1.00 par value) for $80.00 per unit. In addition, if an acquiring person becomes the beneficial owner of more than 30% of the Company's outstanding common stock, or upon the occurrence of certain other events, each right will entitle the holder (other than such acquiring person) to receive, upon exercise, common stock of the Company having a value equal to two times the exercise price of the right, or $160.00.

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

NOTE 12 -- EMPLOYEE BENEFIT PLANS

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

A summary of stock option activity under these plans is shown in the table on page 24.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands, except per share data)


NOTE 12 -- EMPLOYEE BENEFIT PLANS (CONTINUED)

                                                            1995                    1994                   1993
                                                    -----------------------------------------------------------------
                                                              Average                 Average                Average
                                                     Shares     Price         Shares    Price        Shares    Price
---------------------------------------------------------------------------------------------------------------------
STOCK OPTIONS
 Outstanding at beginning of year                    200,000   $10.56         77,700   $11.39         2,700   $11.88
 Granted                                              62,500     8.28        190,000    10.22        75,000    11.38
 Exercised                                                --       --             --       --            --       --
 Canceled                                          (145,000)    10.63       (67,700)    10.55            --       --
                                                   ---------                --------                -------
 Outstanding at end of year                          117,500     9.28        200,000    10.56        77,700    11.39
                                                   =========                ========                =======
 Exercisable at end of year                           12,000                  15,000                  2,700
 Available for grant at end of year                  427,500                 440,000                178,000


The Company's Restricted Stock Purchase Plan, which expired on February 23, 1994, provided for the Company's common stock to be purchased by a broad range of management level employees at prices established by the Board of Directors.

During 1995, 1994, and 1993, 62,400, 145,074, and 60,700 shares, respectively, of stock previously issued under the plan were repurchased at a cost of $529, $1,415, and $852, respectively. Plan expense amounted to $64, $102, and $187 in 1995, 1994, and 1993, respectively.

The Employees' Savings and Profit Sharing Plan provides for contributions from both the Company and eligible employees. Company contributions, which cannot exceed 15% of earnings before such payments and federal income taxes, are at the discretion of the Board of Directors. Company contributions to the plan were last made in 1991.

During 1989, the Company adopted an unfunded Supplemental Executive Retirement Plan for certain key executives. The plan provides for benefits to supplement those provided under social security and the Employees' Savings and Profit Sharing Plan. At October 28, 1995, the projected benefit obligation associated with the plan totaled $916, all of which has been recognized. Plan expense was $234, $209, and $140 in 1995, 1994, and 1993, respectively.

During October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value-based method for accounting for stock-based compensation plans. It encourages, but does not require, the adoption of the fair value method; however, it requires pro forma disclosure of the effect of the fair value method by those entities that do not elect to change to this method of accounting for stock plans. SFAS No. 123 will become effective for the Company in 1997. The Company has not yet determined the impact of implementing this new standard.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands, except per share data)

NOTE 13 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                 First Quarter  Second Quarter  Third Quarter  Fourth Quarter
--------------------------------------------------------------------------------------------------------------
1995
  Net sales                                            $73,337         $69,568        $64,388         $68,435
  Gross profit                                          18,119          15,820         13,831          17,027
  Operating profit (loss)                                1,027            (692)        (2,864)         (1,407)
  Net earnings (loss)                                      649            (382)        (1,529)           (610)
  Net earnings (loss) per share                           0.09           (0.05)         (0.20)          (0.08)

1994
  Net sales                                            $65,352         $66,300        $63,959         $70,180
  Gross profit                                          15,982          14,414         15,384          15,949
  Operating profit (loss)                                  129         (14,587)        (1,152)            819
  Earnings (loss) before accounting changes                 38          (8,907)          (744)            570
  Net earnings (loss)                                   (7,046)         (8,907)          (744)            570
  Per share
    Earnings (loss) before accounting changes                            (1.17)         (0.10)           0.08
    Net earnings (loss)                                  (0.92)          (1.17)         (0.10)           0.08

Second quarter 1994 operating profit was reduced by restructuring provisions of $12,000 ($7,303 after taxes, or $0.96 per share). In the fourth quarter of 1994, these provisions were reduced by $1,500, resulting in a corresponding increase ($900 after taxes, or $0.12 per share) in operating profit.

              MANAGEMENT'S DISCUSSION OF  FINANCIAL RESPONSIBILITY

The consolidated financial statements of Duplex Products Inc. and Subsidiary have been prepared by management in conformity with generally accepted accounting principles, based upon currently available facts and circumstances and management's best estimates and judgments of known conditions. It is the responsibility of management to assure the integrity and objectivity of such financial statements and to assure that these statements fairly report the Company's financial position and the results of its operations.

To meet this responsibility, management maintains a high standard of record keeping and an effective system of internal controls, including a program of internal audits, written administrative policies and procedures, and programs to assure the selection and training of qualified personnel.

These financial statements have been audited by the Company's independent auditors, Grant Thornton LLP, whose report appears on this page. Their audit
was conducted in accordance with generally accepted auditing standards.   Such
standards include the evaluation of internal accounting controls to establish a basis for developing the scope of the audit, as well as any other procedures deemed necessary for expressing an opinion as to whether the financial statements are presented fairly.

The Board of Directors, through its Audit Committee consisting solely of outside directors, meets with Grant Thornton LLP, representatives of management, and the Company's internal auditor to evaluate the activities of each, and to discuss accounting, auditing, and financial matters and the carrying out of responsibilities and duties of each group. Both the internal and independent auditors have unrestricted access to the Audit Committee to discuss their audits and the quality of the Company's financial reporting and internal control system.




/s/ Andrew A. Campbell

Andrew A. Campbell
President




/s/ James R. Ramig

James R. Ramig
Vice President, Finance and Administration, and Chief Financial Officer


                         REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF DUPLEX PRODUCTS INC.
We have audited the accompanying consolidated statement of financial position of Duplex Products Inc. and Subsidiary as of October 28, 1995 and October 29, 1994, and the related consolidated statements of operations and cash flows for the years ended October 28, 1995, October 29, 1994, and October 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Duplex Products Inc. and Subsidiary at October 28, 1995 and October 29, 1994 and the consolidated results of their operations and their consolidated cash flows for the years ended October 28, 1995, October 29, 1994, and October 30, 1993 in conformity with generally accepted accounting principles.

As discussed in the footnotes, the Company changed its method of accounting for revenue recognition and income taxes for the years ended October 29, 1994 and October 30, 1993, respectively.


/s/ Grant Thornton LLP

Grant Thornton LLP
Chicago, Illinois
December 6, 1995

SELECTED FINANCIAL DATA

(Dollar amounts in thousands, except per share data)     1995           1994           1993         1992           1991
-------------------------------------------------------------------------------------------------------------------------
Net sales                                              $275,728       $265,791       $258,867     $270,093       $285,271
Earnings (loss) before accounting changes                (1,872)        (9,043)         1,454         (563)         4,269
Net earnings (loss)                                      (1,872)       (16,127)         2,454         (563)         4,269
Per share
  Earnings (loss) before accounting changes               (0.25)         (1.19)          0.19        (0.07)          0.55
  Net earnings (loss)                                     (0.25)         (2.12)          0.32        (0.07)          0.55
  Dividends declared                                                                                  0.48           0.69
  Common stock price range                          9 5/8-6 3/4   11 3/4-8 5/8   11 7/8-9 1/4    13 3/4-10   15 1/2-9 3/4
Cash and equivalents                                      8,368         16,337         18,419       22,326         22,639
Marketable securities                                    10,693
Working capital                                          64,447         71,514         83,372       77,479         81,370
Current ratio                                             3.0:1          3.1:1          4.3:1        3.7:1          3.9:1
Total assets                                            140,309        146,208        156,059      159,138        165,112
Short-term debt                                           1,233          1,222          1,562        1,731          2,117
Long-term debt                                            4,695          5,928          7,150        8,712         10,443
Shareholders' equity                                     97,638        100,039        117,263      114,425        118,553
Total debt as a percentage of total capital                5.7%           6.7%           6.9%         8.4%           9.6%
Common shares outstanding (thousands)                     7,489          7,551          7,696        7,757          7,756
-------------------------------------------------------------------------------------------------------------------------


The following pro forma information reflects the Company's results for fiscal years 1993, 1992, and 1991 as if the revenue recognition change discussed in note 1 had been retroactively applied.

(Dollar amounts in thousands, except per share data)                               1993      1992        1991
------------------------------------------------------------------------------------------------------------------
  Net earnings (loss)                                                            $1,966     $(462)     $4,247
  Net earnings (loss) per share                                                    0.25     (0.06)       0.55

                             DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

John A. Bacon, Jr.
Private Investor. Trustee of Stein Roe Variable Investment
Trust and Keyport Variable Investment Trust.
Director since 1967. (1) (3)

Michael J. Birck
President, Chief Executive Officer, and Director of Tellabs, Inc., a manufacturer of telecommunications products. Director of USF&G Corporation and Molex Inc.
Director since 1990. (2)

Andrew A. Campbell
President of Duplex Products Inc.
Director since 1995.

John C. Colman
Private Investor and Consultant.
Director of Orion Capital Corporation
and Premier Industrial Corporation.
Director 1978 - 1994 and since 1995. (3)

David J. Eskra
Private Investor. Former Chairman of the Board and Chief Executive Officer of Duplex Products Inc. and Pansophic Systems Inc., a computer software company.
Director since 1990. (1) (3)

W. Robert Reum
Chairman of the Board, President, and Chief Executive
Officer of The Interlake Corporation, a manufacturer of special materials, aerospace components, and handling and packaging equipment. Director of Amsted Industries.
Director since 1994. (1) (2)

(1)  Member of the Compensation Committee.
(2)  Member of the Audit Committee.
(3)  Member of the Executive Committee.

CORPORATE OFFICERS

Andrew A. Campbell
President

Marc A. Loomer
Vice President,
Operations

David B. Preston
Vice President,
Sales

James R. Ramig
Vice President,
Finance and Administration,
and Chief Financial Officer

Mark A. Robinson
Secretary and General Counsel

                            SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
Duplex Products Inc.
1947 Bethany Road
Sycamore, Illinois 60178

PLANT LOCATIONS

Elgin,Illinois
Emigsville,Pennsylvania
Goshen,Indiana (2)
Jacksonville,Florida
Mechanicsburg, Pennsylvania
Newark, Ohio
Sacramento, California
Salt Lake City, Utah
Santa Ana, California
Sycamore,Illinois
Timonium, Maryland
Tucker, Georgia
West York, Pennsylvania

ANNUAL MEETING

The 1996 Annual Shareholders Meeting of Duplex Products Inc. will be held on March 7, 1996 at 10 a.m., in the Assembly Room of The Northern Trust Company, 50 S. LaSalle Street, Chicago, Illinois.

FORM 10-K REPORT

Shareholders may obtain, without charge, a copy of Form 10-K Report filed with the Securities and Exchange Commission upon written request to the Director of Shareholder Relations, Duplex Products Inc., 1947 Bethany Road,
Sycamore,Illinois 60178.

INDEPENDENT AUDITORS

Grant Thornton LLP
Chicago, Illinois

OUTSIDE COUNSEL

Hinshaw & Culbertson
Chicago, Illinois

TRANSFER AGENT AND REGISTRAR

Harris Trust and Savings Bank
Chicago, Illinois

STOCK EXCHANGE INFORMATION

Duplex common stock is listed on the American Stock
Exchange under the symbol DPX.

TRADING AND DIVIDEND INFORMATION

                                Common stock market price
                                -------------------------
(In dollars)                        High         Low
---------------------------------------------------------
1995       Fourth quarter           8           6 7/8
           Third quarter            9 1/8       7 4/5
           Second quarter           9 1/4       7 1/4
           First quarter            9 5/8       6 3/4
1994       Fourth quarter           9 1/2       8 5/8
           Third quarter           10           8 5/8
           Second quarter          11 1/2       9 5/8
           First quarter           11 3/4      10


Dividends were not declared in 1994 or 1995. As of October 28, 1995, there were about 1,197 shareholder accounts of record.

TRADEMARK OWNERSHIP

The following are trademarks of Duplex Products Inc.:
DUPLEX(TM), Duplex Direct(TM), NaviGator by Duplex(TM), and The Sextant by Duplex(TM).

LABELMAX(TM) is a trademark of Advanced Labeling Systems, Inc.
Rolodex(R) is a trademark of Rolodex Corporation.
Windows(TM) is a trademark of Microsoft Corporation.